Exhibit A - Organizational Chart

President/CEO/CODM

SVP/CFO		SVP - HR & Administration

EVP - Mobile Cranes		EVP - Tower Cranes

VP - General Counsel & Secretary		VP - Business Development & Strategy (Open)

Director of Lean Operations (Open)